Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Penn Virginia Corporation and Affiliated Companies
Employees' 401(k) Plan
Radnor, Pennsylvania

We consent to incorporation, by reference in Registration Statement No. 333-82304, on Form S-8 pertaining to the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan, of our report dated June 26, 2014, relating to the statement of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplementary schedule, which report appears in the December 31, 2014 annual report on Form 11-K of the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan.

/s/ Maillie LLP

West Chester, Pennsylvania
June 23, 2015